Exhibit 99.1

15 March 2016

IMP321 SAFETY AND IMMUNE MONITORING DATA PUBLISHED IN CLINICAL CANCER RESEARCH

JOURNAL

SYDNEY, AUSTRALIA—Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) advises that safety and immune monitoring data from an investigator-led clinical trial in melanoma using IMP321 as an adjuvant to a therapeutic vaccine has been published in the March 15 edition of the Clinical Cancer Research journal. The paper is titled “Vaccination with sLAG-3-Ig (IMP321) and peptides induces specific CD4 and CD8 T-cell responses in metastatic melanoma patients: report of a phase I/IIa clinical trial” and is the result of a long-standing academic collaboration between Dr. Frédéric Triebel, Prima’s Chief Scientific Officer and Chief Medical Officer and scientists at the Ludwig Centre for Cancer Research at the University of Lausanne, Switzerland.

Professor Daniel Speiser, the lead investigator in the study and a key opinion leader in the research of peptide vaccines stated: “It is remarkable that serial vaccinations induced antigen specific T cell responses in all 16 vaccinated melanoma patients. We are very encouraged by the results from this second collaborative study using IMP321 as an adjuvant to boost our peptide vaccine effectiveness, which support the further development of peptide vaccines as part of a combination approach to treating cancer.”

Dr. Triebel, a coauthor on the publication commented from Prima’s research laboratory in Paris: “We are very pleased to have demonstrated additional safety and immune monitoring data on IMP321 in this vaccine adjuvant setting. This is another clear demonstration of the potency of IMP321 as an antigen presenting cell (APC) activator able to boost tumor-specific T cells. The fact that the article featured in the highlights section both online and in the print publication is a great honour and recognition of the data’s scientific contribution.”

About Prima BioMed

Prima BioMed is listed on the Australian Stock Exchange, and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 (0) 422 534 755; mgregorowski@citadelmagnus.com